For immediate release
                                                                  August 4, 2009

                Toyota Announces First Quarter Financial Results
 (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced financial results for the first quarter ending June 30, 2009.

On a consolidated basis, net revenues for the first quarter totaled 3.836 trillion yen, a decrease of 38.3 percent compared to the same period last fiscal year. Operating income decreased from 412.5 billion yen to a loss of 194.9 billion yen, while income before income taxes and equity in earnings of affiliated companies was a loss of 138.5 billion yen. Net income* decreased from
353.6 billion yen to a loss of 77.8 billion yen.
*Net income attributable to Toyota Motor Corporation

Operating income decreased by 607.4 billion yen. Major factors for the decline include 650.0 billion yen due to the effects of sales volume and mix and 140.0 billion yen due to the appreciation of the Japanese yen mainly against the U.S. dollar and the euro.

Commenting on the financial results, TMC Senior Managing Director Takahiko Ijichi said: "Although we were able to make certain improvements in fixed cost and cost reduction efforts, the decline in vehicle sales and the appreciation of the Japanese yen had a severe impact on our earnings."

Consolidated vehicle sales for the first quarter amounted to 1.40 million units, a decrease of 785 thousand units from the same period last fiscal year.

In Japan, vehicle sales were 407 thousand units, a decrease of 105 thousand units.

In North America, vehicle sales were 387 thousand units, a decrease of 342 thousand units.

In Europe, vehicle sales were 213 thousand units, a decrease of 88 thousand units.

In Asia, vehicle sales were 194 thousand units, a decrease of 68 thousand units.

In the 'Other' region that includes Central and South America, Oceania, Africa and the Middle East, vehicle sales were 200 thousand units, a decrease of 182 thousand units.

Operating income in all regions declined due to global weakness in the new car market. Operating loss in Japan was particularly significant, as a result of lower export profitability due to the appreciation of the Japanese yen.

In financial services, operating income excluding interest rate swap valuation losses increased by 8.7 billion yen to 34.6 billion yen. Improvements in the lending margin and decreased residual loss-related expenses contributed positively.

For the fiscal year ending March 2010, TMC upwardly revises its forecast of consolidated vehicle sales from 6.5 million to 6.6 million units, reflecting improving vehicle sales in Japan.

TMC also revises its consolidated financial forecasts for this year, to net revenues of 16.8 trillion yen, operating loss of 750.0 billion yen, loss before income taxes and equity in earnings of affiliated companies of 700.0 billion yen and net loss*of 450.0 billion yen. These are based on the assumption of the foreign exchange rates: 90 yen against the U.S. dollar and 130 yen against the euro.
*Net loss attributable to Toyota Motor Corporation

Senior Managing Director Ijichi commented on the outlook: "The introduction of demand-stimulating measures such as scrappage incentives by individual governments including Japan have begun to trigger a revival in some countries and regions. The upward revision of Japanese sales reflects the positive effects of the Government's measures such as the 'eco-car tax break' being felt throughout the market. In addition, the recently launched new hybrid models such as the third generation Prius and the Lexus HS250h have received a very positive response from our customers.

In view of this, and a continuing reduction in fixed costs, we raise our target for Emergency Profit Improvement activities from 800 billion yen to 900 billion yen. We will strongly promote profit improvement activities across the company in order to further improve our earning prospects."




(Please see the attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)
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   Cautionary Statement with Respect to Forward-Looking Statements
   This release contains forward-looking statements that reflect Toyota's plans and expectations.
   These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound;(iii) changes in funding environment in financial markets; (iv) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (vi) political instability in the markets in which Toyota operates; (vii) Toyota's ability to timely develop and achieve market acceptance of new products; and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
   A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

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